AutoGenomics, Inc.

2980 Scott Street

Vista, California 92081

(760) 477-2248

October 31, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request to Withdraw Registration Statement on Form S-1 (File No. 333-184121)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AutoGenomics, Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2012.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Registrant advises the SEC that the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this matter, please call counsel to the Company, Todd A. Hentges of Bingham McCutchen LLP, at (714) 830-0631.

Sincerely,

AUTOGENOMICS, INC.

By:	/s/ Fareed Kureshy
Fareed Kureshy President and Chief Executive Officer